EMAIL: SFELDMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2234

January 8, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:
Deanna Virginio, Esq.
Division of Corporation Finance

Re:
American Bio Medica Corporation

Registration Statement on Form S-1 (No. 333-251798)
Filed December 29, 2020, amended January 7, 2021

Ladies and Gentlemen:

On behalf of American Bio Medica Corporation (“ABMC”), we enclose ABMC’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Monday, January 11, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

cc:
Ms. Melissa A. Waterhouse

AMERICAN BIO MEDICA CORPORATION
122 Smith Road
Kinderhook, New York 12106

January 8, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Deanna Virginio, Esq.
Division of Corporation Finance

Re:
American Bio Medica Corporation

Registration Statement on Form S-1 (No. 333-251798)

Filed December 29, 2020, amended January 7, 2021

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, American Bio Medica Corporation hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Monday, January 11, 2021, or as soon as possible thereafter.

Very truly yours,

AMERICAN BIO MEDICA CORPORATION

By:	/s/ Melissa A. Waterhouse
Melissa A. Waterhouse
Chief Executive Officer